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                                                               Exhibit 99(a)(1)

                           MicroTouch Systems, Inc.
                         300 Griffin Brook Park Drive
                               Methuen, MA 01844

                                           November 20, 2000

To Our Shareholders:

   On behalf of the Board of Directors of MicroTouch Systems, Inc. (the "Company"), I am pleased to inform you that on November 13, 2000, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Minnesota Mining and Manufacturing Company ("3M") and its wholly-owned subsidiary, Equinox Acquisition, Inc. (the "Purchaser"). Pursuant to the Merger Agreement, the Purchaser has today commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares of Common Stock of the Company at $21.00 per share, net to the seller in cash, subject to the terms and conditions in the Offer to Purchase accompanying this letter.

   The Offer will be followed by a merger (the "Merger") in which any remaining shares of Common Stock of the Company (except for any shares owned by 3M, the Purchaser, the Company, or any subsidiary of 3M or the Company, or as to which the holder has properly exercised dissenters' rights of appraisal) will be converted into the right to receive $21.00 in cash, without interest. Following the merger, the Company will be a wholly-owned subsidiary of 3M.

   Your board of directors (by the unanimous vote of all directors) has determined that the Offer and Merger are fair to, and in the best interests of, the Company and its shareholders and has approved the Merger Agreement, the Offer and the Merger. The board of directors unanimously recommends that the shareholders of the Company accept the Offer and tender their shares pursuant to the Offer.

   In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including the opinion of Broadview International LLC, the Company's financial advisor in connection with the Offer and the Merger, to the Board of Directors of the Company, to the effect that, as of November 13, 2000, the consideration to be received by the shareholders in the Offer and the Merger was fair to such shareholders from a financial point of view.

   In addition to the attached Schedule 14D-9, also enclosed is the Offer to Purchase together with related materials, including a Letter of Transmittal to be used for tendering your shares in the Offer. These documents state the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your shares. We urge you to read these documents carefully in making your decision with respect to tendering your shares pursuant to the Offer.

                                          On behalf of the Board of Directors,

                                          /s/ D. Westervelt Davis

                                          Chief Executive Officer and
                                           President